

Mail Stop 3561

October 27, 2016

Jon W. Howie
Chief Financial Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, Texas 78704

   Re: **Chuy's Holdings, Inc.**
     Form 10-K for the Fiscal Year Ended December 27, 2015
     Filed March 10, 2016
     Form 8-K filed August 2, 2016
     File No. 001-35603

Dear Mr. Howie:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 43

1. We note that you carried out an evaluation of disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities and Exchange Act of 1934. However, your statement regarding the effectiveness of disclosure controls and procedures only includes a portion of this definition. Please revise your disclosure in future filings to conclude on the effectiveness of disclosure controls and procedures either using the full definition or by providing a reference to the full definition as you have done in the first sentence of your Item 9A disclosure.

Form 8-K filed August 2, 2016

Exhibit 99.1

2. We note your presentation of restaurant-level EBITDA and restaurant-level EBITDA margin, which exclude general and administrative expenses and restaurant pre-opening costs. Please explain to us how you concluded that these are not normal, recurring cash operating expenses necessary to operate your business. In your response, please substantiate your disclosure that restaurant-level EBITDA is widely used within the restaurant industry and explain why these expenses are not considered to be part of your core operating performance. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016 (i.e., non-GAAP C&DIs).

3. Additionally, you characterize restaurant pre-opening costs as non-recurring. Please note that items may not be identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that is reasonably likely to recur within two years or there was a similar charge or gain recognized within the prior two years. Notwithstanding the resolution of the above comment, please revise future filings to remove the reference to pre-opening costs as non-recurring pursuant to Question 102.03 of the non-GAAP C&DIs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202)551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure